[HOGAN & HARTSON L.L.P. LETTERHEAD]

November 17, 2006

BY EDGAR AND HAND DELIVERY

Larry Spirgel

Assistant Director

Securities and Exchange Commission

Washington, DC 20549

Re:	XM Satellite Radio Inc.
Form 10-Q for Fiscal Quarter Ended September 30, 2006
File No. 333-39178

Dear Mr. Spirgel:

On behalf of XM Satellite Radio Inc. (the “Company”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated November 15, 2006 to Joseph J. Euteneuer, Executive Vice President and Chief Financial Officer of the Company, regarding the filing of the Company’s Form 10-Q for the Fiscal Quarter ended September 30, 2006 (the “10-Q”).

The Company’s responses to the Staff’s comments are set forth below the text of the comment from your comment letter.

1.	We note that you are providing the financial statements of your parent, XM Satellite Radio Holdings Inc., instead of your financial statements. Please tell us why you are not required to provide your financial statements.

Response: The Company is 100% owned by its parent, XM Satellite Radio Holdings Inc. (the “Parent”), which has publicly traded common stock and acts as a holding company for the Company. Financial results for the Parent and the Company are substantially the same. Note 1 to the financial statements in the 10-Q explains the principal differences between the two companies. Until the second fiscal quarter of this year, the Parent and the Company had filed separate financial statements, which were substantially similar, and included an explanation of the differences between the two.

Pursuant to Rule 3-10(d) of Regulation S-X, separate financial statements of an issuer are not required if: “(1) the issuer and all subsidiary guarantors are 100% owned by the parent

Larry Spirgel

Securities and Exchange Commission

November 17, 2006

company; (2) the guarantees are full and unconditional; (3) the guarantees are joint and several; and (4) the parent company’s financial statements . . . include, in a footnote, condensed consolidating financial information . . . with a separate column for: (i) the parent company; (ii) the subsidiary issuer; (iii) the guarantor subsidiaries of the parent company on a combined basis; (iv) any other subsidiaries of the parent company on a combined basis; (v) consolidating adjustments; and (vi) the total consolidated amounts.”

During the Company’s second fiscal quarter ended June 30, 2006, the Company completed a refinancing of its registered 14% Senior Secured Discount Notes due 2009 (the “14% Notes”), 12% Senior Secured Notes due 2010 and Senior Secured Floating Rate Notes due 2009 (collectively, the “Old Notes”) by redeeming or retiring all of the Old Notes using the proceeds of newly issued 9.75% Senior Notes due 2014 and Senior Floating Rate Notes due 2013 (collectively, the “New Notes”). The Old Notes were fully and unconditionally guaranteed by the Parent and, in the case of the 14% Notes, guaranteed by a subsidiary of the Company, XM Equipment Leasing LLC (“XMEL”). The Company’s analysis indicated that it met the provisions of Rule 3-10 for filing Parent-only financials dating back to early 2003. However, the indentures governing the Old Notes did not permit one-level reporting. Therefore, the Company’s filings prior to this year’s 10-Q for the second fiscal quarter included separate financials for the Company.

The New Notes are fully and unconditionally and jointly and severally guaranteed by the Parent, and by two of the Company’s subsidiaries, XMEL and XM Radio Inc. (“XM Radio”). Each of XMEL and XM Radio is 100% owned by the Company.

The 10-Q includes condensed consolidating information for the Company, with separate columns for each of the Parent, the Company, XMEL, XM Radio, non-guarantor subsidiaries, eliminations and total consolidated amounts, in Note 15 to the financial statements. Accordingly, the 10-Q satisfies the provisions of Rule 3-10. Because the indentures governing the New Notes permit the Company to satisfy financial reporting requirements by filing Parent-only financials, the Company switched to providing Rule 3-10 financial information after the Old Notes were retired during the second quarter of 2006.

Larry Spirgel

Securities and Exchange Commission

November 17, 2006

If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact James O. Smith at (202) 637-6442 or me at (202) 637-5736. Thank you for your consideration.

Sincerely,

/s/ Steven M. Kaufman

Steven M. Kaufman

cc:	Joseph J. Euteneuer
Joseph M. Titlebaum
James O. Smith